September 4, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASC Acquisition LLC
Draft Registration Statement on Form S-1

Submitted July 23, 2013

CIK No. 0001411574

Dear Mr. Riedler:

On behalf of ASC Acquisition LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 20, 2013, with respect to the above referenced Draft Registration Statement on Form S-1 filed on July 23, 2013.

The Company has filed today its initial Registration Statement on Form S-1 (the “Registration Statement”), together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

General

1.	We note that a number of exhibits have not yet been submitted. Please provide these exhibits as promptly as possible. Please note that we may have additional comments after you submit them.

Response

The Company acknowledges the Staff’s comment and undertakes to file all omitted exhibits as soon as reasonably possible. The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration Statement be declared effective.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Company supplementally advises the Staff that no written materials have been provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act, and that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, the Company will supplementally provide copies of such materials to the Staff.

Market and Industry Data and Forecasts, page ii

3.	We note your statement, “We have not verified such third party information.” It is not appropriate to infer that you are not liable for statements included in your registration statement. Please delete this sentence or specifically state that you are responsible for the referenced information.

Response

In response to the Staff’s comment, the Company has deleted the indicated statement from page ii.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Prospectus Summary

Our Company, page 1

4.	Please identify the “certain other co-investors” who purchased your company along with TPG in 2007.

Response

In response to the Staff’s comments, the Company has revised the disclosure on pages 2, 9, 108 and 117 to identify the “certain other co-investors” who purchased the Company with TPG in 2007.

Our Affiliated Facilities, page 3

5.	Please expand your disclosure in this section to provide the percentage of revenues generated by your ASCs, surgical hospitals and management of hospital surgery departments, respectively.

Response

In response to the Staff’s comments, the Company has expanded the disclosure on pages 3 and 110 to provide the percentage of net operating revenues generated by the Company’s ASCs, surgical hospitals and management of hospital surgery departments, respectively.

Our Industry

Dynamics Impacting Health Systems, page 4

6.	We note your reference to new payment models, including Accountable Care Organizations (“ACOs”) in this section. Please expand your disclosure to describe how an ACO model works.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 4 and 111 to describe the ACO model.

Our Competitive Strength

Proprietary and Expanding Suite of Technology-Enabled Solutions, page 6

7.	Please briefly describe your proprietary technology tools and how they enable health systems, physicians and payors to optimize patient experience, clinical outcomes, physician productivity and operating performance.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 6 to provide the indicated disclosure.

Proven Management Team, page 6

8.	Please identify the five individuals on your senior leadership team whom you are referencing in this section.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 114 to identify the five individuals on the Company’s senior leadership team whom the Company references.

Our Business Strategy

Leveraging Our Core Competencies to Expand into New Service Lines, page 7

9.	We note the disclosure in this section which states that you currently provide perioperative consulting services to fourteen facilities and your disclosure in the fourth bullet point on page 12 which states that information in this prospectus does not include the fourteen facilities at which you provide perioperative consulting services as part of your facility count. However, on page 66, in the section entitled “Overview” you state that at March 31, 2013, you provided perioperative consulting and management services to nine hospital surgery departments, which are not included in the facility count. Please revise your disclosure throughout your prospectus to reconcile this apparent discrepancy.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 72 to state that at June 30, 2013, the Company provided perioperative consulting services to 14 facilities. The Company has also revised the disclosure on page 13 to clarify that these 14 facilities are not included as part of the Company’s facility counts or other facility totals, including consolidated, nonconsolidated or managed-only facility totals in the Registration Statement.

Summary Historical Consolidated Financial and Other Data, page 13

10.	Wherever you disclose a non-GAAP measure (such as on page 1) you should include disclosure of the most directly comparable financial measure calculated and presented in accordance with GAAP. Please ensure your disclosure complies with Item 10(e) of Regulation S-K throughout the registration statement.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 109 to include, prior to the disclosure of Adjusted EBITDA-NCI, disclosure of net loss, which is the most directly comparable GAAP financial measure to Adjusted EBITDA-NCI.

11.	Measures that are calculated differently than EBITDA as described within Exchange Act Release No. 34-47226 should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA”. Please revise as necessary.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 65 to remove “EBITDA” and instead show a reconciliation from net income to Adjusted EBITDA and then from Adjusted EBITDA to Adjusted EBITDA-NCI.

12.	As system-wide net operating revenues are not revenues of the registrant we believe presentations of system-wide revenues are prohibited by Item 10 of Regulation S-K. Please remove disclosure of system-wide revenues throughout the registration statement.

Response

The Company acknowledges the Staff’s comment and provides the following discussion of its disclosure of systemwide revenue. The Company does not believe that its presentation of systemwide revenue is prohibited by Item 10 of Regulation S-K. The Company believes the presentation of systemwide revenue is important for investors to understand the Company’s business and how management evaluates the Company’s performance period over period.

The Company’s response first describes why the Company believes the use of systemwide revenue is not prohibited by Item 10 and how the Company’s disclosure complies with the requirements of Item 10. The Company then describes why its use of systemwide revenue is necessary to an investor’s understanding of the Company’s business and management’s use of systemwide revenue. Lastly, the Company describes the ways in which it has expanded the disclosure surrounding systemwide revenue in the Registration Statement.

I.	Item 10 of Regulation S-K

The Company uses systemwide revenue as a non-GAAP operating metric to represent revenues at all of its affiliated facilities, regardless of the accounting treatment applicable to such facilities. Item 10(e)(ii) of Regulation S-K prohibits inclusion of non-GAAP measures that:

•	exclude charges or liabilities that require cash settlement (other than from EBIT or EBITDA);

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

•	adjust a non-GAAP performance measures to eliminate or smooth non-recurring items;

•	present non-GAAP financial measures on the face of the registrant’s consolidated financial statements or in the notes thereto;

•	present non-GAAP financial measures on the face of any pro forma financial information; or

•	use titles or descriptions that are the same as or confusingly similar to GAAP financial measures.

The Company does not believe its disclosure of systemwide revenues falls within any of the prohibitions.

The Company’s tabular disclosure on pages 79 and 80, which provides a reconciliation of systemwide revenue to the Company’s GAAP results using a line-by-line presentation, shows that systemwide revenue is not equivalent to GAAP revenue. To further prevent systemwide revenue from being confusingly similar to GAAP revenue, the Company has added disclosure on page 1 and elsewhere to clearly indicate that systemwide revenue is a non-GAAP financial measure and is not equivalent to GAAP revenue.

The Company notes that the Commission has informally provided guidance on the use of “system-wide revenue” figures. In his speech at the 2004 AICPA National Conference on December 6, 2004, Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, noted that systemwide revenue has been objected to when it is used (i) by financial institutions and retailing companies to remove sale accounting for securitized loans and (ii) by other institutions to give effect to revenues of activities registrants manage on behalf of others, so called, “managed-basis” metrics.

The first category noted by Mr. Hardiman is inapplicable to the Company. With respect to the second category, the Company would distinguish between its use of systemwide revenue and the use of systemwide revenue in the managed-basis context, such as by franchisors and management companies as cited by Mr. Hardiman. Unlike the franchisors and management companies, the Company has a significant equity ownership interest in the nonconsolidated affiliates whose revenues are included in systemwide revenue. In addition, in most cases, the management services that the Company provides are largely consistent for its consolidated affiliates, its nonconsolidated affiliates and its managed-only facilities (where the Company has no equity interest). As noted in the Registration Statement disclosure, management fees received for managed-only facilities (where the Company has no equity interest) are included in revenues (and thus are included in systemwide net operating revenue), but the revenues of managed-only facilities are not otherwise included in systemwide revenue. In response to the Staff’s comment, the Company has clarified the description of systemwide revenue on page 17 and elsewhere to make clear that it does not include revenues of managed-only facilities. As described below, the Company’s use of systemwide revenue stems from its belief that the accounting difference between nonconsolidated facilities, in which the Company has a

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

significant equity ownership, and that of consolidated facilities presents investors with an incomplete picture of the Company’s comprehensive business. Since transactions that result in consolidations or deconsolidations of facilities change the accounting treatment of such facilities from period to period, the Company believes that systemwide revenue provides an important measure for investors to understand the overall business irrespective of accounting treatment of facilities. The Company’s use of systemwide revenue is not intended to, and does not, indicate “revenues under management” since, as noted above, the Company does not include revenues of managed-only facilities in systemwide revenue.

Mr. Hardiman also noted in his speech that the Staff has not objected to the inclusion of revenues of a managed portion of a registrant’s business in certain circumstances, where it “might be useful to understanding trends in the registrant’s management fee revenue,” such as where the management fee is to be based on a percentage of revenues earned by managed franchises. While not directly analogous to the Company’s disclosure, the Company believes it is important to note that the Staff has not objected to inclusion of revenues of nonconsolidated entities that are not included on the face of the financial statements, where such inclusion is useful to understanding the registrant’s business. Furthermore, in several contexts, the Staff has not objected to the inclusion of systemwide revenue growth metrics, which are based on systemwide revenues (see, for example, Burger King Holdings Inc. 10-K for the year ended December 31, 2012 and United Surgical Partners International, Inc. 10-K for the year ended December 31, 2012) or to the presentation of revenue (among other GAAP measures) of nonconsolidated affiliates next to the presentation of revenue of consolidated affiliates (see, for example, United Surgical Partners International, Inc. 10-K for the year ended December 31, 2012, Bloomin’ Brands, Inc. 10-K for the year ended December 31, 2012 and Panera Bread Company, 10-K for the year ended December 31, 2012), as included in the Company’s disclosure on pages 84 and 88.

As a result of the above analysis, the Company believes that systemwide revenue is not a non-GAAP measure prohibited by Item 10(e). Furthermore, since the Staff has not objected to the inclusion of the presentation of nonconsolidated facility revenue or systemwide revenue growth, which are the components of and derived from, respectively, systemwide revenue, the Company believes that the Staff should not object to systemwide revenue under Item 10 of Regulation S-K, provided it is presented in compliance with the requirements of Item 10(e)(i) of Regulation S-K. The Company believes that the proposed disclosure satisfies the requirements of Item 10(e)(i) because: (i) GAAP revenues are presented with equal or greater prominence than systemwide revenue, (ii) each systemwide revenue number is reconciled to the nearest GAAP revenue measure (see pages 79 and 80) and (iii) the disclosure presents the reasons why management believes systemwide revenue presents useful information (as is further described below). Similarly, given the presentation of revenues of nonconsolidated affiliates is already included in MD&A, the Company believes the inclusion of systemwide revenue (the aggregate of the consolidated and nonconsolidated revenue lines) is meaningful as it provides investors with a summary presentation of information that is already included in the disclosure of a number of registrants.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

II.	Use of Systemwide Revenue in the Company’s Disclosure and by Management

As described in the Registration Statement, the Company is in the business of owning and operating ambulatory surgery centers and surgical hospitals in partnership with physicians and health systems. The Company accounts for a majority of its affiliated facilities on a consolidated basis, but for a significant and growing number of its facilities, where the Company does not own a majority interest or exercise control, it accounts for the affiliated facilities on an equity method accounting basis. The Company’s role in managing facilities is largely consistent across all facilities, regardless of ownership percentage or accounting method. The Company typically oversees day-to-day operations, including personnel, scheduling, accounting, regulatory reporting and billing and collections. This model can be distinguished from that of a franchisor who does not typically participate in the day-to-day operations of its franchises. Further, the Company is an active investor in most of its facilities and, unlike a management company, does not include in its systemwide revenue the revenues (other than management fees paid directly to the Company) of facilities in which it does not have an ownership interest.

While the Company’s operating model is generally the same for all affiliated facilities, its level of ownership varies from facility to facility. The Company’s operating cash flows are primarily from distributions from facilities. Since the Company’s earnings from facilities are based on the revenues of both consolidated and nonconsolidated facilities, and the Company’s success is dependent on deriving revenues for distribution to itself and its partners at those facilities, the Company believes that focusing on revenues at all facilities in which it has equity ownership is an important measure of the Company’s performance. The Company focuses on systemwide measures that provide important information about its facilities to assess performance, regardless of the way in which it accounts for those facilities. The Company believes that supplementally reviewing systemwide revenue in addition to reviewing revenues of consolidated affiliates and equity in net income of nonconsolidated affiliates provides management and investors with a comprehensive view of the Company’s business, and the Company believes that systemwide revenue is a useful measure to compare results on a period-over-period basis and to determine material trends in the Company’s business.

The Company’s primary business model utilizes shared ownership through a limited partnership structure. The Company believes that GAAP consolidated revenue is better understood next to systemwide revenue since GAAP consolidated revenue includes revenues that are attributable to outside ownership interests (and are not entirely attributable to the consolidating or controlling entity). The Company believes that showing consolidated GAAP revenues supplemented with systemwide revenues provides the reader of the financial statements with a more informed view of the economic performance of the partnerships in which the Company has equity participation.

Over the last several years, the Company’s strategy has increasingly included joint ownership of facilities with health system partners, as well as physicians. The direct result of that strategy has been an increasing number of facilities that the Company accounts for on an equity basis and through equity in net income in nonconsolidated affiliates on its

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

consolidated financial statements (60 of 173 facilities as of June 30, 2013, up from 28 of 123 facilities as of December 31, 2010). Thus, a decreasing portion of the Company’s results has been accounted for as revenue on its consolidated financial statements. As the Company’s business has migrated from primarily one with consolidated facilities to one with a large number of nonconsolidated facilities, the Company believes systemwide revenue metrics have become more important to providing an enhanced understanding of the Company’s financial results to investors, since the equity method of accounting for nonconsolidated affiliates reflects the performance of nonconsolidated affiliates only through the equity in net income line. As the Company continues to implement its health system partner strategy and add new nonconsolidated affiliates, the Company believes systemwide revenue will continue to be an important measure for investors to track the Company’s overall facility performance, instead of focusing revenue discussions on the increasingly smaller portion of facilities that are consolidated.

The Company notes, in addition to being useful to the understanding of revenue, under ASC 323-10-50c, the Company is required to present results of its nonconsolidated facilities because they are material to the Company’s results of operations.

As noted above, the Company is aware of other registrants that provide systemwide revenue growth and provide the side-by-side consolidated and nonconsolidated affiliate revenue metrics. While the Company believes providing a growth measure is helpful to investors, a growth measure does not provide investors with the same comparative tool as systemwide revenue, in particular a growth measure does not show changes in the Company’s business unrelated to period-over-period changes irrespective of accounting treatment of facilities. The Company’s management uses systemwide revenue as part of its analysis of the Company and, in particular, the growth in facilities revenue where the Company has an ownership interest to show how the Company’s partnerships and management effect growth in facilities. Management also uses systemwide metrics, including systemwide growth, in connection with facility development decisions, planning and budgeting analyses. The Company believes it is important, and required by the Commission’s interpretive guidance on the preparation of MD&A, issued in Release No. 33-8350 (the “Release”), that it provide investors with the same measures used by management in evaluating the Company’s business performance and in understanding the drivers of and overall direction and trends in the Company’s results.

As the Commission stated in the Release, “[w]hen a description of known material trends, events, demands, commitments and uncertainties is set forth, companies should consider including, and may be required to include, an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.” The underlying reasons for the changes in the Company’s consolidated revenues, expenses and net income, and the interrelationship of these constituent elements of the Company’s consolidated financial statements, are often driven heavily by changes in the overall mix of consolidated and nonconsolidated facilities. However, the relative significance that these changes have on the Company’s earnings cannot be determined based solely on the Company’s consolidated financial statements.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

For example, when the Company deconsolidates a facility because it has sold a partial but controlling interest in the facility, it experiences a reduction in consolidated revenues and expenses. Any income the Company earns, based upon its ownership percentage in the now nonconsolidated facility, is reported on a net basis in Equity in net income of nonconsolidated affiliates, whereas prior to the deconsolidation, the affiliated facility’s results were reported as part of the Company’s consolidated net operating revenues and the associated expense line items despite the fact that the Company’s management role with respect to such facility is unchanged. This interrelationship can be described narratively when it involves one transaction, but because the Company engages in a wide variety of transactions that affect the Company’s mix of facilities, such as acquisitions, disposals or other shifts in ownership percentage (through purchases of equity interests from existing physician partners, sales of equity interests to new physician partners, or otherwise), the Company finds it difficult to describe solely by a transaction-based narrative the underlying factors driving changes in the Company’s net income and their relative significance in the Company’s overall results. In light of the changes resulting from these multiple transactions, the key piece of information in assessing the growth in the Company’s business and the expectation it should create for future earnings is the aggregate change of all facilities’ revenues, which the Company reports as systemwide revenue. The Company believes this metric is what ultimately drives its overall earnings. Conversely, the consolidation of a facility, or the number of facilities the Company consolidates, is often not a key driver of earnings and growth. This is particularly true because consolidation treatment is generally driven by control provisions rather than merely by ownership interest. In order to help investors understand the impacts of consolidations, deconsolidations, acquisitions and divestitures, the Company has included related disclosure in tabular format on page 75. Similarly, starting on page 77, the Company provides disclosure related to the period over period changes in its results adjusting for changes related to consolidations, deconsolidations, acquisitions and divestures. While these disclosures are helpful to an investor’s understanding of consolidations and deconsolidations, the Company does not believe that either of these disclosures present the same overall picture of the Company as systemwide revenue.

The Company’s acquisition activity and performance for fiscal year 2011 illustrate how supplementing GAAP results with systemwide metrics clarifies the Company’s financial performance. The Company’s fiscal year 2011 consolidated revenues were relatively flat as compared to the prior year, while its operating income increased approximately 10%. This difference resulted largely from the mix of consolidated versus nonconsolidated facilities. In 2011, the Company invested in three facilities accounted for as consolidated facilities and 17 facilities accounted for under the equity method of accounting, and it deconsolidated four facilities. The resulting change in the mix of facilities toward a heavier base of nonconsolidated helps explain how the Company’s consolidated revenues remained flat over 2010, while aggregate revenues of consolidated and nonconsolidated facilities, which the Company presents as systemwide revenues, grew by 17%. In other words, only an analysis

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

that aggregates all of the Company’s businesses accurately illustrates the net impact of all of the factors driving the Company’s change in net income: facility revenue growth, leveraging of expenses, acquisitions and disposals of facilities and other factors. Changes in consolidation status or mix of facilities often have relatively little meaning in this analysis and may in fact be misleading if adequate supplemental measures are not provided to clarify.

The Release states that “[c]ompanies also should consider whether the economic characteristics of any of their business arrangements, or the methods used to account for them, materially impact their results of operations or liquidity in a structured or unusual fashion, where disclosure would be necessary to understand the amounts depicted in their financial statements.” The Company’s application of GAAP to its investments in surgical facilities has a major impact on the Company’s financial presentation that is different from what investors may reasonably expect. First, the Company invests in and operates all of its facilities in a similar manner and in partnership with other providers. Based on this, investors may not expect the Company’s consolidated financial statements to treat certain facilities differently from others. The risk of investor misinterpretation is increased by the fact that investments with similar economic impact to the Company (i.e., where the Company owns the same percentage) may be treated very differently from an accounting perspective depending on whether the Company has sufficient control to consolidate them. In certain cases the Company owns a minority economic interest in a facility but consolidates it due to governance provisions giving the Company control, or to certain structures that are variable interest entities for which the Company is the primary beneficiary. In other cases the Company may own a majority economic interest but does not consolidate a facility because it does not control such facility’s governance or otherwise meet GAAP requirements for consolidation. The Company believes that that use of systemwide revenue helps investors understand the Company’s business in a way not evident on the face of the Company’s consolidated financial statements.

III.	Disclosure Approach in Registration Statement

The Company is mindful of the difference between revenues to the Company and systemwide revenue. It has been careful to provide disclosure throughout the Registration Statement to clarify to investors that systemwide revenue is not equivalent to GAAP revenue and, in doing so, to explain the accounting treatment of nonconsolidated affiliates. For example, on pages 16 and 17, in Summary Historical Consolidated Financial and Other Data, the Company discloses systemwide net operating revenues with a footnote explaining, “The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item ‘Equity in net income of nonconsolidated affiliates.’”

In light of the Staff’s comment, the Company has added disclosure to make this distinction more clear. For example, the Company has included disclosure substantially similar to the following wherever it provides systemwide revenue information. “As a non-GAAP financial

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

measure, systemwide net operating revenues should not be considered a substitute for and is not comparable to our GAAP total net operating revenues. Systemwide net operating revenues is intended as a supplemental measure of our performance.”

IV.	Conclusion

In closing, the Company believes that inclusion of systemwide revenue is not prohibited by Item 10, and the Company’s MD&A should include systemwide operating metrics in order to meet the goal of Commission’s MD&A disclosure guidance to provide investors with a clear understanding of the Company’s business. While the Company’s discussion of GAAP measures will always be more prominent, the Company believes the supplemental disclosure of systemwide results, which are used by management to comprehensively evaluate the Company’s business, is imperative for investors to understand the factors driving the Company’s results. Failing to disclose this key internal operating measure externally would, the Company believes, be inconsistent with the goal of transparency and, moreover, would disadvantage investors interested in seeing the Company through management’s eyes.

Risk Factors

Risks Related to Our Business

We depend on physician utilization of our facilities, which could decrease…, page 21

13.	We note your disclosure in the last paragraph of this risk factor stating that you have had disputes with physicians who use your facilities. If you had a dispute with key groups of physicians causing a reduction in your revenues and a material adverse effect on your business, please discuss the dispute and the consequences of that dispute.

Response

The Company advises the Staff that the Company has not had any disputes with key groups of physicians causing a reduction in the Company’s revenues and a material adverse effect on the Company’s business.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 to clarify that the Company may, in the future, have disputes with key groups of physicians and that such disputes, if they were to occur, could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

We often are subject to malpractice and related legal claims, and we…, page 24

14.	Please quantify the level of liability insurance that you maintain. Similarly, for any disclosure related to insurance coverage please quantify the level of coverage that you maintain.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 26 to quantify the level of professional and general liability insurance, umbrella liability insurance and excess liability insurance the Company maintains. Additionally, the Company has enhanced the disclosure related to insurance coverage on pages 28, 139, 171and II-2 to quantify the level of insurance coverage that the Company maintains.

We rely on our private equity sponsor, page 28

15.	Please disclose which individuals associated with TPG will be on your board of directors after the offering. Also, please clarify that the management services agreement with TPG will be terminated in connection with the completion of this offering. Please provide the same information in the risk factor entitled, “TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future” on page 43.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 45 to disclose which individuals associated with TPG will be on the Company’s board of directors after the offering and to clarify that the management services agreement with TPG will be terminated in connection with the completion of the offering.

We are exposed to market risks related to interest rate changes, page 31

16.	Please expand your disclosure in this risk factor to identify each series of debt subject to floating interest rates and the corresponding amounts outstanding, the current weighted average interest rate for all floating interest rate debt and the maximum amount to which the interest rate could float as to each issue.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 32 to provide the indicated disclosure.

We make significant loans to, and are liable for certain debts and other…, page 31

17.	Please quantify to how many facilities you make intercompany loans.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 32 to indicate the number of facilities to which the Company makes intercompany loans.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

18.	Please separate the second paragraph of this risk factor into its own appropriately titled risk factor addressing guaranteed debt. This risk factor should disclose the amount of guaranteed debt, the amount of that debt that is consolidated and the amount that is off-balance sheet.

Response

In response to the Staff’s comment, the Company has revised to disclosure on pages 32 and 33 to include a separate risk factor titled “We are liable for certain debts and other obligations of the partnerships and limited liability companies that own and operate certain of our facilities.”, in which the Company has provided the indicated disclosure.

Risks Related to Healthcare Regulations

We are currently unable to predict the impact of the Health Reform Law…, page 33

19.	We note your disclosure stating that Health Reform Law provides for a value-based purchasing program, the establishment of ACOs and bundled payment pilot programs. Please expand your disclosure to describe how bundled payment pilot programs operate.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on page 34 to describe how bundled payment pilot programs operate.

Efforts to regulate the construction, relocation, acquisition, change of..., page 41

20.	Please specify what you mean by the acronym “CON” in the first sentence of this risk factor.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 43 to specify that the acronym “CON” means “certificate of need”. The Company has also expanded the disclosure on page 129 to provide a definition of “certificate of need”.

Use of Proceeds, page 54

21.	We note that you plan to use some of the net proceeds to redeem all $150 million Senior Subordinated Notes. Please expand your disclosure to provide the maturity date and the current interest rate on the notes. Also, please disclose how you used the proceeds from your issuance of the Senior Subordinated Notes.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has expanded the disclosure on page 55 to provide the indicated disclosure.

Capitalization, page 56

22.	Several items included in your “as adjusted basis to give effect to” disclosure will be or are currently actual events that have passed and therefore should not be included with events that will occur with the closing of this offering. Please separate these items as “actual” if they have occurred prior to interim balance sheet date, or “pro forma” if they will occur prior to the closing of this offering. The remaining events that will occur with the closing of this offering should be separated as “as adjusted pro forma”. Please revise your capitalization table as appropriate.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 57 to only include events that will occur with the closing of the offering under “as adjusted pro forma” and has revised the capitalization table accordingly.

Selected Financial Data, page 60

23.	To balance the disclosure of net income, please disclose net loss from continuing operations attributable to ASC Acquisition. Disclose net loss from continuing operations attributable to ASC Acquisition also in Summary Financial Data on page 13.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 63 to disclose net loss from continuing operations attributable to ASC Acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Consolidated Subsidiaries and Nonconsolidated Affiliates, page 66

24.	Disclosures state that you consolidate three facilities for which you hold promissory notes convertible into equity. Please disclose all significant terms for the promissory notes and the criteria to convert the notes into equity. Disclose if the conversion option is in the power of the note holders or the issuers.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 73 to provide the indicated disclosure.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Facilities, page 68

25.	You state “Since March 31, 2013, we have acquired ownership interests in six additional ASCs and one surgical hospital. In addition, since March 31, 2013, we added 19 ASCs and one sleep center with 11 locations under management contracts.” Demonstrate why financial statements specified in Rule 3-05 of Regulation S-X and/or pro forma information specified in Article 11 of Regulation S-X are not required.

Response

In connection with the Company’s acquisition of Health Inventures, LLC on June 1, 2013, the Company acquired Health Inventures, LLC’s ownership interests in four ASCs and one surgical hospital and management agreements with 19 affiliated facilities that together are affiliated with 11 different health systems. The Company has now included, given the completion of the acquisition, financial statements in accordance with Rule 3-05 of Regulation S-X beginning on page F-112 and pro forma information specified in Article 11 of Regulation S-X beginning on page 67, for Health Inventures, LLC.

Our Consolidated Results, page 81

26.	Clarify that the “Other data” cases are during the period ended and facilities are at period end, if true.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 88 to clarify that case data is presented during the applicable period ended and facilities data is presented as of the applicable period.

27.	Expand the discussion to explain why results of operations and net income attributable to noncontrolling interests resulted in net income for the periods but the result attributable to ASC Acquisition is a net loss. Also discuss the trend of increasing net loss from continuing operations attributable to ASC Acquisition from $(3,770) in 2010 to $(6,701) in 2011 to $(17,249) in 2012 (in thousands, page F-33).

Response

The Company acknowledges the Staff’s comment and advises the Staff that the primary drivers are discussed in Note 2 to the table presenting Our Consolidated Results and Results of Nonconsolidated Affiliates on page 88. During the years-ended December 31, 2012 and 2011, the Company recorded amortization expense of $20.3 million and $10.1 million, respectively, for definite-lived intangible assets attributable to equity method investments within the line item “Equity in net income of nonconsolidated affiliates.” There was no such amortization expense for the year-ended December 31, 2010. Additionally, for the years-ended December 31, 2012 and 2010, the Company recorded other than temporary impairment charges of $9.2 million and $3.0 million, respectively, within the line item

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

“Equity in net income of nonconsolidated affiliates.” There was no such impairment charge for the year-ended December 31, 2011. These expenses are also discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the subheading “Equity in Net Income of Nonconsolidated Affiliates” in the “Year-Ended December 31, 2012 Compared to Year-Ended December 31, 2011 and December 31, 2010” section. These charges were absorbed entirely by the Company during the applicable periods and represent the primary factors leading to net income attributable to the Company declining during the periods presented. Furthermore, the Company’s consolidated ownership percentages have remained relatively stable during the periods presented but do fluctuate from period to period, which the Company discusses on page 74 under the “Shifts in Ownership Percentage” section of “Key Measures” related to our facilities. The Company believes the disclosure described above is appropriate to explain to investors the drivers of net income attributable to the Company.

Quantitative and Qualitative Disclosures about Market Risk, page 94

28.	Please provide the definition of a “forward starting interest rate swap” and describe what you mean when you state that they are “receive floating/pay fixed” instruments.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 101 and F-32 to provide the definition of “forward starting interest rate swap” and to describe what it means for the Company’s forward starting interest rate swaps to be “receive floating/pay fixed”.

Critical Accounting Policies, page 95

29.	Please revise your critical accounting policies such that there is a more robust discussion about the material implications of uncertainties associated with the methods, assumptions, and estimates underlying the company’s critical accounting measurements. Your disclosure of your critical accounting policies vary little, if at all, to that disclosed in the notes to the financial statements. As noted in Section V of FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Please revise your disclosure to meet the guidance in Release FR-72.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 to 106 to provide a more robust discussion of the implications of uncertainties associated with the methods, assumptions and estimates underlining the Company’s critical accounting policies.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Equity-Based Compensation, page 97

30.	Disclose for each grant date during the twelve months prior to the date of the most recent balance sheet the number of options or shares or units granted, the exercise price, and the fair value of the membership unit at the grant date. Disclose how you determined the fair value of a membership unit at each grant date.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 105 to disclose for each grant date during the twelve months prior to June 30, 2013, the number of options or restricted equity units granted, the exercise price, the fair value of the membership unit at each grant date and the fair value of options at each grant date.

ASC 718 and Staff Accounting Bulletin 110 provide guidance on the appropriate valuation technique for an entity to use in calculating the fair value of share-based payment instruments. The Financial Accounting Standards Board has not identified a preferable option pricing model in ASC 718, but entities are required to select a valuation technique that best fits their circumstances and that would estimate the fair value of the option for an instrument with the same characteristics, with certain exceptions, for purposes of an exchange transaction. The Staff has stated in ASC 718-10-S99 that it will not object to the valuation technique or model used by a registrant, provided the technique or model meets the requirements of ASC 718, is applied in a manner consistent with the fair value-based measurement objective, is based on principles of financial economic theory and reflects the substantive characteristics of the award. The Company has determined that based on the characteristics of the membership unit options that it has granted, the Black-Scholes Model is the appropriate valuation model for the Company to use in calculating the fair value of the membership units and has calculated such fair value in accordance therewith.

31.	Please provide disclosures explaining how you determined the valuation of your common stock (membership units) and address the following:

•	Disclose if the valuation of the equity instruments was contemporaneous or retrospective.

•	Disclose significant factors, assumptions, and the specific methodologies used to determine enterprise fair value at specific dates.

•	Disclose the factors contributing to significant change in the fair value of the underlying stock (membership units).

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.

•	Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 105 related to the valuation of the common stock. The Company acknowledges the last three bullet points of the Staff’s comment and undertakes to update the disclosure further once it can reasonably estimate the IPO price. The Company will provide the Staff sufficient time to review such disclosure before the Company requests that the Registration Statement be declared effective.

Business

Strategic Partnerships with Leading Health Systems, page 102

32.	We note that you typically enter into co-development agreements with your health system partners to jointly develop a network of outpatient surgical facilities in a defined geographic area and that through your relationship with one prominent health system partner, you have acquired and developed sixteen facilities since 2007. Please expand your disclosure to identify this prominent health system partner and provide the material terms of your co-development agreement, including the parties’ rights and obligations, duration of the agreement, termination provisions and profit sharing or similar material payment provisions. Also, please file the co-development agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please advise us why this partnership is not material to your business. Please provide the same disclosure for all of your material partnerships and file the co-development agreements as exhibits.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on page 109 to provide the names of its material health system partners and to further describe its co-development arrangements. As the expanded disclosure states, the prominent health system partner described on page 109 is Sutter Health. While the Company has developed sixteen facilities with Sutter Health since 2007, it does not have a formal co-development agreement with Sutter Health to develop any facilities. Instead, as part of their business relationship, the Company and Sutter Health collaborate to jointly acquire or develop individual facilities on a one-by-one basis.

As described in the expanded disclosure starting on page 109, the Company does, from time to time, enter into formal co-development agreements with health system partners. In these agreements, the Company and the health system partner agree to collaborate on the identification of opportunities for the acquisition or development of new facilities within a defined geographic area. The co-development agreements neither provide for the acquisition or development of any specified facilities, nor provide a number of facilities to be jointly acquired or developed. If any facilities are acquired or developed, the agreements contemplate a joint venture structure between the parties. The co-development agreements generally have a duration of one or two years, with the option to renew upon mutual

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

agreement. Some of the co-development agreements contain termination provisions that allow either party to terminate the agreement upon 60 to 120 days’ notice or for cause and others are silent as to termination. Other than the agreement described below, the Company has not entered into co-development agreements with any of the material health system partners identified in the expanded disclosure starting on page 109.

The Company has a co-development agreement with Indiana University Health, Inc. (“IUH”). This agreement provides that the Company and IUH will collaborate in good faith to identify, solicit and cultivate potential opportunities for the acquisition and development of facilities in Indiana. If either party identifies an acquisition or development opportunity with respect to a facility, such party will notify the other party and such other party has the right, subject to certain exceptions, to participate in the opportunity. The co-development agreement with IUH provides that it will continue for so long as the partnership between the Company and IUH continues. The co-development agreement with IUH does not provide for any profit sharing, fees or payments between the parties.

The Company believes that its co-development agreements, including the IUH co-development agreement, are entered into in the ordinary course of its business and thus are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Co-development agreements are contracts that ordinarily accompany the business of the Company. The Company has entered into co-development agreements of this sort with several of its health system partners and, in many cases, like in the case of Sutter Health, the Company and the health system partner work together as part of their business relationship to co-develop facilities within their geographic areas without formal co development agreements.

Furthermore, the co-development agreements do not fall within one of the enumerated categories of agreements entered into in the ordinary course of business that are required to be filed as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K. In particular, the co-development agreements are not contracts upon which the registrant’s business is substantially dependent (Item 601(b)(10)(ii)(B)) and do not call for the acquisition of any property for consideration exceeding 15 percent of the fixed assets of the registrant on a consolidated basis (Item 601(b)(10)(ii)(C)).

As noted above, the co-development agreements provide for an opportunity to co-develop facilities with health system partners but do not provide for the acquisition or development of any specific facilities or bind the Company to participate in any specific acquisition or development. The Company has jointly acquired or co-developed 35 facilities with its health system partners, but only six have been acquired or developed with health system partners with which the Company has co-development agreements, of which four facilities are with IUH.

Furthermore, the IUH co-development agreement is not material to the Company. The co-development agreement does not provide that any material obligations be performed by the Company, there are no profit sharing, fees or payments to or from the Company under the co-development agreement and the co-development agreement does not provide for the acquisition or development of any material facilities. The facilities acquired or co-developed with IUH are not material to the Company’s business.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Our Competitive Strengths

Leading National Brand and Scaled Franchise, page 106

33.	Please quantify how many patients participated in your recent patient surveys, the degree of participation, when the surveys were conducted and how the Net Promoter Score system allowed you to achieve a 95% Net Promoter Score for patient loyalty. Please provide the same discussion regarding your recent physician surveys. In addition, please disclose how often your surveys are conducted as we note that you use physician feedback to drive “continuous” improvement on a local and national basis.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on pages 113 and 114 to provide the indicated disclosure and to provide the actual Net Promoter Scores instead of a percentage.

Our Business Strategy

Delivering Outstanding Patient Care and Clinical Outcomes, page 108

34.	Please expand your disclosure to describe your Regional Quality Councils and explain who serves as members of these councils. Also, please describe the focused training resources that are available to your physicians, nurses and surgical technicians at your affiliated facilities.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 115 to describe and explain who serves as members of the Regional Quality Councils and to describe the focused training resources available to physicians, nurses and surgical technicians at the Company’s affiliated facilities.

Facilities, page 120

35.	Please clarify how many of your leases are set to expire during the next three years.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 126 to indicate the number of facilities for which leases are set to expire during the next three years.

36.	Please file the lease agreements for your corporate headquarters in Illinois and your corporate operational facility in Alabama as exhibits.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has filed the leases for its corporate headquarters in Illinois as exhibits 10.20 and 10.21 and leases for its corporate operational facility in Alabama as exhibits 10.22 and 10.23 to the Registration Statement and has revised the Exhibit Index on page II-6 accordingly.

Competition, page 121

37.	We note that you identify the five largest ASC operators. Please disclose where you rank nationally as an ASC operator.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 127 to identify where the Company believes it ranks nationally as an ASC operator, based on the number of ASC and surgical hospitals operated.

Legal Proceedings, page 122

38.	We note that you are currently the subject of a lawsuit in Illinois state court by a former physician partner alleging that certain provisions in his partnership agreement with you violate the state’s anti-kickback law. Please expand your disclosure to include the name of the court where the lawsuit is pending, the date it was instituted and the relief sought by the former physician partner.

Response

In response to the Staff’s comments, the Company has expanded the disclosure on page 128 to provide the name of the court where the lawsuit is pending, the date the lawsuit was instituted and the relief sought by the former physician partner.

Government Regulation

Federal Physician Self-Referral Law, page 127

39.	Please expand your disclosure to provide a discussion of the Stark Law exceptions with which you believe your ASC operations comply.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on pages 39 and 133 to provide a discussion of the Stark Law exceptions with which the Company believes its ASC operations comply.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Operational Risks and Insurance, page 133

40.	Please quantify the various amounts of insurance coverage that you discuss in this section.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 139 to quantify the various amounts of insurance coverage that the Company discusses in this section.

Employment Agreements, page 143

41.	Please file the employment agreements with your Named Executive Officers as exhibits.

Response

The Company acknowledges the Staff’s comment and undertakes to file the employment agreements with its Named Executive officers as exhibits as soon as reasonably possible, and the Company will provide the Staff sufficient time to review such exhibits before the Company requests that the Registration Statement be declared effective. The Company has revised the Exhibit Index on pages II-5 and II-6 to reflect the inclusion of the employment agreements.

2013 Omnibus Plan, page 145

42.	We note your disclosure that the 2013 Omnibus Plan is filed as an exhibit to the registration statement; however, the document does not appear to be listed as an exhibit in the Exhibit Index. Please file the 2013 Omnibus Plan as an exhibit.

Response

The Company acknowledges the Staff’s comment and undertakes to file the 2013 Omnibus Plan as soon as reasonably possible and, the Company will provide the Staff sufficient time to review such exhibits before the Company requests that the Registration Statement be declared effective. The Company has revised the Exhibit Index on page II-5 to reflect the inclusion of the 2013 Omnibus Plan.

2012 Director Compensation, page 148

43.	Please clarify with which directors you entered into the Restricted Equity Unit Grant Agreements. Also, please file the Restricted Equity Unit Grant Agreements as exhibits.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 154 to clarify with which directors the Company entered into the Restricted Equity Unit Grant Agreements (as defined in the Registration Statement). The Company has also filed

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Mr. Hayek’s Restricted Equity Unit Grant Agreement as Exhibit 10.12 and the Form of Director Restricted Equity Unit Grant Agreement as Exhibit 10.13, as the Restricted Equity Unit Grant Agreement for each of Mr. Geiser, Mr. Lane and Dr. Mansukani is the same, except for the respective grantee’s name. The Company has also revised the Exhibit Index on page II-5 to reflect the inclusion of such exhibits.

Stockholders’ Agreement, page 150

44.	Please file the Stockholders’ Agreement and the registration rights agreement as exhibits. Please note that if these agreements will not be executed prior to effectiveness of the registration statement, we will accept them in unexecuted form.

Response

The Company acknowledges the Staff’s comment and undertakes to file the Stockholders’ Agreement and the Registration Rights Agreement as soon as reasonably possible, and the Company will provide the Staff sufficient time to review such exhibits before the Company requests that the Registration Statement be declared effective. The Company has revised the Exhibit Index on pages II-5 and II-6 to reflect the inclusion of these agreements.

Shares Eligible for Future Sale

Lock-Up Agreements, page 167

45.	Please file the lock-up agreements as exhibits.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the lock-up agreements will be included in the Underwriting Agreement, which the Company undertakes to file as soon as reasonably possible. The Company will provide the Staff sufficient time to review such exhibits before the Company requests that the Registration Statement be declared effective.

Financial Statements, page F-1

46.	Please update your consolidated financial statements, notes and all disclosures as required by Rule 3-12 of Regulation S-X.

Response

The Company has updated its consolidated financial statements, notes and all disclosures as required by Rule 3-12 of Regulation S-X.

47.	Demonstrate why financial statements for ASC Operators are the only financial statements required by Rule 3-09 of Regulation S-X.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

Rule 3-09 of Regulation S-X requires, on an annual basis, separate audited financial statements for a 50% or less owned entity accounted for by the equity method, either by the registrant, or by a subsidiary of the registrant, that meets either the first condition (the “investment test”) or the third condition (the “income test”) set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%.

On an annual basis, the Company assesses which of its equity-method investments have met or have exceeded either the investment test or the income test. During the assessment prepared for each of the annual periods ended December 31, 2012, 2011 and 2010, ASC Operators was the only equity-method investee that exceeded the 20% threshold for the income test. In addition, none of the Company’s equity-method investees met the threshold under the investment test as of December 31, 2012, 2011 and 2010.

48.	Disclose why you do not present any segment information in accordance with ASC 280.

Response

The Company does not present any segment information because it believes it has only one reportable segment in accordance with ASC 280. According to ASC 280-10-50-1, an operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) whose operating results are regularly reviewed by the enterprise’s Chief Operating Decision Maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

The Company has concluded that its Chief Executive Officer is its CODM. The Company has discrete facility financial information that is reviewed regularly by operating segment management. Beginning in the second quarter of 2013, the CODM was provided with discrete financial information that is limited to a summation of the Adjusted EBITDA-NCI of four regional groups of facilities and review of the Company’s systemwide balance sheet (presenting both consolidated and non-consolidated entities’ balance sheets on a combined basis). The CODM reviews detailed financial information at the systemwide operating segment level to make decisions about resource allocations and to assess performance of the Company’s business. As such, the Company has concluded that it has four operating segments that are aggregated into one reportable segment under the guidance of ASC 280.

Given that the Company only had one operating segment for periods prior to April 1, 2013 and it now aggregates the four operating segments as one reportable segment, recasting the prior period segment information as required by ASC 208-50-34 is not applicable.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Additionally, the Company has considered ASC 350-20 for determining its reporting units for the purpose of goodwill impairment testing. ASC 350-20-35-34 provides that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company has concluded that each of its four operating segments are components of its single reportable segment as (a) each of the facilities that are part of such operating segment, and thus the operating segment, are businesses, as each facility has inputs and processes to conduct operations and (b) as mentioned above, the management staff within the operating segment reviews the discrete financial information of the facilities.

Components of an operating segment can be aggregated into a single reporting unit if they meet certain criteria, and the Company believes it meets those criteria, specifically, that the components have similar economic characteristics.
ASC 350-20-55-7 provides that in determining whether the components of an operating segment have similar economic characteristics, all of the factors in ASC 280-10-50-11 should be considered, however, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. The relevant aggregation criteria of ASC 280 include:

(a)	aggregation is consistent with the objective and basic principles of the standard;

(b)	the operating segments have similar economic characteristics; and

(c)	the operating segments are similar in each of the following areas:

(1) the nature of the products or services;

(2) the nature of the production processes;

(3) the type or class of customer for their products or services;

(4) the methods used to distribute their products or provide their services; and

(5) if applicable, the nature of the regulatory environment (e.g., banking, insurance or public utilities, etc.).

The Company’s facilities, or components of its four operating segments, are similar in all of the characteristics listed above. The Company provides surgical solutions in an ASC or surgical hospital setting. The nature of delivering surgical solutions and low-cost, high-quality patient care is consistent throughout the organization. As the Company is dependent upon Medicare and Medicaid for payment for a portion of the patient care services it provides, the Company is regulated by the Centers for Medicare & Medicaid Services consistently throughout its portfolio of affiliated facilities.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Further, ASC 280-10-55-7 provides that in determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

(a)	the manner in which an entity operates its business and the nature of those operations;

(b)	whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent);

(c)	the extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms; and

(d)	whether the components support and benefit from common research and development projects.

Based on management’s assessment of the guidance set forth in ASC 280-10 and 350-20, the Company has determined that its facilities (or components) and operating segments should be aggregated for the purpose of identifying the reporting units such that the ASC reporting segment is a single reporting unit and the testing of goodwill impairment should be performed as one reporting unit. The Company has revised the disclosure on page F-61 to include disclosure regarding its one reporting unit for testing for goodwill impairment testing.

Notes to Consolidated Financial Statements

Note 2. Transactions, Deconsolidations and Closures, page F-9

49.	Regarding your October 2012 investment in a future joint venture, please explain how you are accounting for this investment, the impact on your balance sheet, and how you determined the value of your interest in the two facilities. We note disclosures stating that this transaction cancels itself out in consolidation.

Response

The Company acknowledges the Staff’s comment and provides the following discussion of its disclosure of the accounting for the future JV (as defined in Note 3 to the Company’s audited financial statements for the year-ended December 31, 2012 (“Note 3”)). The Company currently holds no ownership interest in the future JV, and therefore, the Company has no investment in the future JV. The Company accounts for its relationship with the future JV in accordance with ASC 810, Consolidations, as a variable interest entity. The Company has concluded that (1) it maintains a variable interest in the future JV due to the promissory note described in Note 3, (2) the future JV is a variable interest entity as defined within ASC 810 and (3) it is the primary beneficiary of the future JV. Therefore, the Company consolidates the assets, liabilities and results of operations of the future JV within the Company’s financial statements. The Company refers the Staff to the memorandum provided in response to comment #52 for the Company’s analysis supporting these accounting conclusions. The impact of the consolidation of the future JV on the Company’s consolidated balance sheet is described in Note 3, which details the carrying amounts and

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

classifications of the assets and liabilities of the future JV. The disclosure noted by the Staff indicating that “this transaction cancels itself out in consolidation” refers to the promissory note issued to the Company by the future JV. The note receivable and interest income recorded by the Company and the note payable and interest expense recorded by the future JV are eliminated upon consolidation.

50.	Please expand your disclosure for the promissory note payable received in the October 2012 transaction. Please disclose all of the significant terms for the note payable.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and F-12 to provide the indicated disclosure.

Note 3. Summary of Significant Accounting Policies

Principles of Consolidation, page F-11

51.	You disclose “To the extent that any noncontrolling investor has rights that inhibit our ability to control the affiliate, including substantive veto rights, we generally will not consolidate the affiliate.” Please expand your disclosure to explain any situations whereby a noncontrolling investor has rights that inhibit your ability to control an affiliate and you consolidate the affiliate.

Response

The Company acknowledges the Staff’s comment and advises the Staff that to the extent that any noncontrolling investor has rights that inhibit the Company’s ability to control an affiliate, including substantive rights, the Company does not consolidate the affiliate. In response to the Staff’s comment, the Company has revised the disclosure to delete the word “generally” on pages 102, F-11 and F-59.

52.	Disclosures at page 13 state that you consolidate three entities in which you do not hold an equity ownership interest but rather a promissory note convertible into equity. Disclosures also state that you consolidate these entities based on ASC 810. Please provide us with your analysis supporting your determination to consolidate these entities citing all applicable accounting guidance for your conclusion. In your analysis elaborate on how the promissory note provides the Company with the power to direct the activities that most significantly impact the economic performance of the entities considering the notes have not been converted into equity. Also, elaborate on the terms of the management services agreement.

Response

In 2012, the Company entered into a transaction whereby it transferred $1.3 million and its interest in two consolidated facilities to an entity (the “future JV”) wholly owned by a health

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

system in Texas, in exchange for a $6.7 million promissory note. Concurrently, the health system transferred its interest in a facility it controlled to the future JV. The promissory note has a fixed interest rate plus a variable component that is dependent on the earnings of the future JV. The promissory note contains a conversion feature that allows the Company to convert the promissory note to a 49% equity interest in the future JV at the Company’s option upon the renegotiation of certain contractual arrangements. The Company also entered into management services agreements with the facilities controlled by the future JV.

As a result of the financial interest in the earnings of the future JV held by the Company via the promissory note and the powers granted to the Company in the promissory note and the management services agreements, it determined that the future JV is a variable interest entity and that the Company has power over the most significant activities that impact the economic performance of the future JV. Accordingly, the Company has determined that it is the primary beneficiary of the future JV.

The Company has prepared a memorandum supporting these accounting conclusions. Pursuant to Rule 418(b) under the Securities Act of 1933, the Company is supplementally furnishing with this response a copy of this memorandum. The Company hereby requests that the memorandum be returned to the Company upon completion of the Staff’s review and that, pending such return, the memorandum be withheld from release. The supplemental material is not being furnished in electronic format, and is not being filed with nor deemed part of the Registration Statement or any amendment thereto.

53.	Identify facilities that you consolidate in the table on pages 115 – 120. Also disclose the date of acquisition of each facility and the size/capacity of each facility in the table.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 122 through 126 to disclose the date each facility was either acquired or became an affiliated facility and the capacity of each facility, which in the case of ASCs, includes the number of operating rooms and procedure rooms and in the case of surgical hospitals, includes the number of operating rooms, procedure rooms and beds. The Company has also revised the disclosure on pages 122 through 126 to identify facilities that the Company consolidates.

Note 5. Property and Equipment

Obligations Under Lease Guarantees, page F-24

54.	Regarding disclosures about your guarantee for certain leases, please revise your disclosures to quantify the amount of your potential guarantee or state, if true, that the amount is not material to your financial statements.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 to state that the amount of the potential guarantee for certain leases is not material to the Company’s financial statements.

Note 7. Results of Operations of Nonconsolidated Affiliates, page F-26

55.	Disclose the difference between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference as required by ASC 323-10-50-3a.3.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 to provide the indicated disclosure.

56.	Disclose here the events that triggered the $9.2 million impairment in 2012. Also expand the disclosure on page 82 to explain what caused the decline in the expected future cash flows. Disclose the amount of impairment for each of the five affiliates and identify the five affiliates.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and F-27 to describe the decline in expected future cash flows, which was the trigger for the $9.2 million impairment. The five facilities that incurred impairments are in different markets and each of the impairments were comprised of factors specific to those facilities and markets. For these reasons, the Company does not believe that these factors are indicative of broader market conditions or that an investor’s understanding of the impairment would be improved by disclosing the individual impairments or by identifying the facilities.

Note 10. Fair Value of Financial Instruments, page F-34

57.	For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please provide a reconciliation from the opening balances to the closing balances in compliance with ASC 820-10-50-2, Fair Value Measurement.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it did not have any recurring fair value measurements categorized within Level 3 of the fair value hierarchy at December 31, 2012. However, as described in Note 2 to the Company’s unaudited financial statements for the six-months ended June 30, 2013, beginning on page F-57, the Company does have a recurring fair value measurement categorized within Level 3 of the fair value hierarchy and has provided a reconciliation from the opening balances to the closing balances in compliance with ASC 820-10-50-2, Fair Value Measurement.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

58.	You present “investment in and advances to nonconsolidated affiliates measured at fair value on a nonrecurring basis” for December 31, 2012 and 2010. Please provide the same for December 31, 2011 or explain why this disclosure is not of value and not presented.

Response

The Company acknowledges the Staff’s comment and advises the Staff that as further described in Note 3 to the Company’s audited financial statements for the year-ended December 31, 2012, beginning on page F-11, the Company records equity method investments at original cost and adjusts periodically to recognize its proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and distributions received, amortization of definite lived intangible assets attributable to equity method investments and impairment losses resulting from adjustments to the carrying value of the investment.

The Company has presented “investment in and advances to nonconsolidated affiliates measured at fair value on a nonrecurring basis” for December 31, 2012 and 2010 due to the impairments taken to certain equity method investments, as further described in Note 10 to the audited financial statements for the year-ended December 31, 2012, beginning on page F-34. The impairments recognized relate to separate equity method investments where the Company determined the carrying value was other than temporarily impaired in compliance with ASC 323-10-35-32. There were no impairments identified during the year-ended December 31, 2011; therefore, such disclosure was not presented for that period.

59.	Please explain the relevance of your disclosure of “level 3 property and equipment” using the market approach as of March 31, 2012.

Response

During the three-month period ended March 31, 2012, the Company recorded an impairment charge based on ASC 360-10-35 impairment guidance. During the fourth quarter of 2012, the Company recorded a separate impairment charge, resulting in an aggregate impairment charge of $1.1 million recorded for the year-ended December 31, 2012. In Note 10 to the Company’s audited financial statements for the year-ended December 31, 2012, beginning on page F-34, the Company discloses separately these two events under the March 31, 2012 and December 31, 2012 headings based on the triggering event dates the resulted in the two impairment charges.

The Company determined that no further impairment of the asset group impaired at March 31, 2012 was necessary at December 31, 2012. Accordingly, the December 31, 2012 property and equipment fair value measurement reflects only the impairment event subsequent to the March 31, 2012 event. On this basis, the Company determined to separately disclose the each of the March 31, 2012 and December 31, 2012 nonrecurring fair value measurements.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Based on available inputs with respect to the two separate events, the Company used the market approach for determining level 3 fair value of assets for the March 31, 2012 impairment event and the cost approach for determining level 3 fair value of assets for the December 31, 2012 event.

The Company has revised the disclosure on pages F-35 and F-36 to clarify the March 31, 2012 and December 31, 2012 impairments and fair value measurements are with respect to two separate nonrecurring events.

Note 11. Equity-Based Compensation, page F-38

60.	You state “Expected volatilities are based on observed historical trends in the industry and other factors.” Clarify if you used comparable companies or not. If you used comparable companies provide us the name of each company and the volatility derived for each and how you deemed them to be similar. Revise your disclosure to be more specific as to how you estimated expected volatility. Reference authoritative supporting literature.

Response

To derive the volatility assumption, the Company conducted a search for publicly-traded companies within the healthcare industry. Particular emphasis was placed on companies that operated ambulatory surgery centers. Amsurg Corp. (NASDAQ: AMSG) was identified in the search as it is a multi-location operator of ASCs, and after analysis of other publicly-traded companies, was considered to be the most appropriate peer to provide insight into the expected volatility of the Company.

The Company used the exponentially weighted moving average (“EWMA”) volatility of Amsurg Corp. for the derived expected term for its service-based options. However, because the Company has a capital structure with higher leverage than Amsurg Corp., the Company determined it was appropriate to increase the volatility measure by an additional 500 basis points. The EWMA volatility for Amsurg Corp. over the derived expected term of the options was 30.7% and the resulting volatility indication for the Company was determined to be 35.7%.

The Company consulted ASC 718, which states “an entity shall develop reasonable and supportable estimates for each assumption used in the model…” ASC 718-10-55-37 provides that in developing a volatility assumption:

•	A nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities;

•	If an entity considers historical volatility in estimating expected volatility, it shall use intervals that are appropriate based on the facts and circumstances and that provide the basis for a reasonable fair value estimate; and

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

•	An entity’s capital structure also may affect expected volatility; for example, highly leveraged entities tend to have higher volatilities.

The Company considered each of these provisions within ASC 718 prior to the selection of a comparable publicly traded company (Amsurg Corp.), and the Company’s volatility adjustments for leverage.

ASC Operators, LLC Financial Statements, page F-71 through F-81

61.	You state in Note 1 that SCA owns 49% of ASC Operators. The table on page 115 discloses ownership of 25% – 29% of the Sacramento facilities. Please revise the disclosure as necessary to reconcile.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on page 122 through 126 to clarify the way in which beneficial ownership percentage is calculated.

The combined financial statements of Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC; Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC; Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC, page F-92 through F-97

62.	Within the “Equity in Net Income of Nonconsolidated Affiliates” Section at page 85 disclosures state that unaudited financial statements for the interim periods ended June 30, 2011 and 2010 are included in this filing. Those financial statements are not in this filing. Please revise your disclosures accordingly. If you do not include the June 30, 2011 and 2010 financial statements in the registration statement tell us why they are not required.

Response

In response to the Staff’s comment, the Company has included the unaudited financial statements of Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC; Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC; Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC for the interim periods ended June 30, 2011 and 2010 beginning on page F-102.

*        *        *

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Please direct any comments or questions regarding this filing to Richard Sharff at (205) 545-2572 or Helena K. Grannis at (212) 225-2376.

Very truly yours,

/s/ Richard L. Sharff, Jr.

Richard L. Sharff, Jr.
Executive Vice President, General Counsel and Corporate Secretary

cc:	Johnny Gharib
Christine Allen
Lisa Vanjoske

Securities and Exchange Commission

Michael L. Ryan
David Lopez
Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

William V. Fogg

Cravath, Swaine & Moore LLP